Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

EXHIBIT 21.1

REGISTRANT’S SUBSIDIARIES

     The following table sets forth, at June 30, 2004, the Registrant’s subsidiaries and their respective jurisdictions of incorporation. The Registrant, owns directly or indirectly, 100% of the voting securities of each of the subsidiaries listed below.

STATE OF
SUBSIDIARIES	INCORPORATION
Continucare Home Health of Florida, Inc.	Florida

Continucare Home Health of Palm Beach, Inc.	Florida

Continucare Home Health Services, Inc.	Florida

Continucare Hospitalist Network, Inc.	Florida

Continucare Managed Care, Inc.	Florida

Continucare Medical Management, Inc.	Florida

Continucare MRM, Inc.	Florida

Continucare Payment Corporation	Florida

Continucare Physician Practice Management, Inc.	Florida

Continucare Rehabilitation Services, Inc.	Florida

Continucare Tampa Managed Care, Inc.	Florida

First Medical Plan, Inc.	Florida

Maxicare, Inc.	Delaware

Sunset Harbor Home Health, Inc.	Florida

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